Exhibit 99.36

APHRIA COMPLETES FIRST MEDICAL CANNABIS OIL (CBD/THC) SHIPMENT TO AUSTRALIA-BASED

MEDLAB

MATERIAL RECEIVED IN AUSTRALIA, PRE-CLINICAL TRIAL WORK COMMENCING

Supply agreement part of Aphria’s global expansion strategy. Medical cannabis to be used in first of its kind global clinical trial targeting pain management in advanced cancer pain patients

Leamington, Ontario — 24 October, 2017 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF), announced today that it completed its first shipment of cannabis oil to Australian medical life science company, Medlab Clinical Limited (ASX:MDC). The shipment is part of the previously announced agreement between Aphria and Medlab, in which Aphria will produce and supply high-yield cannabis extracts for Medlab to be used in its forthcoming human trial to test management of intractable pain in oncology patients — the first trial of its kind globally. The product formulation and permits have been approved by Health Canada and the Australian Therapeutic Goods Administration (“TGA”).

“The first shipment of medical cannabis to Medlab is part of our global expansion strategy to take the Aphria story to other regulated countries like Australia and create additional revenue streams,” says Vic Neufeld, Chief Executive Officer of Aphria. “As Aphria’s first international partner, Medlab shares our vision to advance the use of medical cannabis as an alternative treatment for patients in need. We are proud to be a part of this important research, and we look forward to continuing to provide high-quality, safe and pure medical cannabis products to support Medlab’s clinical research and help patients effectively manage their pain.”

Sean Hall, CEO of Medlab said “This is an important step for Australian medical science as we prepare to begin our first clinical trial for advance cancer pain patients to help them manage their pain with a cannabis based medicine. We’re grateful for the support of health authorities in Australia and Canada for this trial which will provide scientific backing for the use of CBD and THC while giving the medical community confidence in its efficacy and safety.”

As part of the supply agreement, Aphria will grow and prepare the high-yield cannabis for Medlab in Canada and Medlab will complete the manufacturing at a licensed Schedule 8 (S8) TGA approved facility, located in Melbourne, Australia. At this facility, the cannabis product will be combined with Medlab’s patented medicine delivery system, NanoCelle™, which enables sub-micron sized particles to be taken by mouth spray, allowing a swifter and more direct absorption of medicine into the bloodstream. The end result will be the production of a precise, potent cannabis medicine for the human trial.

NanaBis™, Medlab’s cannabis-based medicine, combines the two most active ingredients in cannabis, cannabidiol (CBD) and tetrahydrocannabinol (THC), and has received all approvals ready for the trial to commence at Kolling Institute of Medical Research, Royal North Shore Hospital, Sydney. The trial will be supervised by Professor Stephen Clarke OAM, a medical oncologist, palliative medicine specialist and

Professor of Medicine at the University of Sydney. Medlab’s trial will be classified as a Phase 1 cross-over IIa trial, combining SAD (single ascending dose) and MAD (multiple ascending dose) studies. Separately, Medlab has also received approvals for commencent of a trial for a second cannabis-based medicine, NanaBidial™ which is a CBD only product intended to treat chemotherapy-induced nausea and vomiting and seizures.

Medlab expects to manufacture 3,500 units of NanaBis™ sufficiently covering the trial cohort.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

About Medlab Clinical - www.medlab.co

Medlab Clinical is an Australian based medical life science company, developing therapeutic pathways for diagnosed chronic diseases. It is advanced in developing therapies for pain management, depression and obesity as well as earning revenue from sale of nutritional products globally. In pain management Medlab is developing cannabis-based medicines. The Medlab developed nano-particle medicine delivery system, Nanocelle™, is being applied to its medicines, nutritional products and off-patent drugs like statins. Medlab has a growing patent portfolio.

###

For further information please contact:

Nina Godard	Sean Hall
Edelman	CEO - Medlab Clinical Limited
nina.godard@edelman.com	TEL: +61 2 8203 9520, sean_hall@medlab.co
416-455-6324

Vic Neufeld	Marcha Van Den Heuvel
President & CEO — Aphria Inc.	Hill + Knowlton Strategies,
1-844-427-4742	TEL +61 2 9286 1226 OR +61 468 960 457,
marcha.vandenheuvel@hkstrategies.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes under the agreement, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada or Australia generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.